UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Quantum Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
747906501
(CUSIP Number)
December 26, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒     Rule 13d-1(b)

☐     Rule 13d-1(c)

☐     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 13 Pages

SCHEDULE 13G

CUSIP No.	747906501

1		NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
4,094,589
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
4,094,589
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,094,589
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.81%*
14		TYPE OF REPORTING PERSON (See Instructions)
HC

* Percentage calculated based on 34,674,000 shares of Common Stock outstanding.

Page 3 of 13 Pages

CUSIP No.	747906501

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BRC Partners Opportunity Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,493,801
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,493,801
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,493,801
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.31%*
14		TYPE OF REPORTING PERSON (See Instructions)
PN

* Percentage calculated based on 34,674,000 shares of Common Stock outstanding.

Page 4 of 13 Pages

CUSIP No.	747906501

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
B. Riley Capital Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,431,893
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,431,893
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,431,893
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.01%*
14		TYPE OF REPORTING PERSON (See Instructions)
IA

* Percentage calculated based on 34,674,000 shares of Common Stock outstanding.

CUSIP No.	747906501

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BRC Partners Management GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,493,801
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,493,801
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,493,801
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.31%*
14		TYPE OF REPORTING PERSON (See Instructions)
OO

* Percentage calculated based on 34,674,000 shares of Common Stock outstanding.

Page 6 of 13 Pages

CUSIP No.	747906501

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
B. Riley FBR, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,662,696
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,662,696
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,662,696
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.80%*
14		TYPE OF REPORTING PERSON (See Instructions)
BD

* Percentage calculated based on 34,674,000 shares of Common Stock outstanding.

CUSIP No.	747906501

1		NAMES OF REPORTING PERSONS
Dialectic Antithesis Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
938,092
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
938,092
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
938,092
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.71%*
14		TYPE OF REPORTING PERSON (See Instructions)
PN

* Percentage calculated based on 34,674,000 shares of Common Stock outstanding.

CUSIP No.	747906501

1		NAMES OF REPORTING PERSONS
BR Dialectic Capital Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
938,092
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
938,092
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
938,092
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.71%*
14		TYPE OF REPORTING PERSON (See Instructions)
IA

* Percentage calculated based on 34,674,000 shares of Common Stock outstanding.

Item 1.

(a)       Name of Issuer: Quantum Corporation

(b)       Address of Issuer’s Principal Executive Offices: 224 Airport Parkway, Suite 550, San Jose CA 95110

Item 2(a).

B. Riley Financial, Inc., a Delaware corporation (“BRF”),

B. Riley FBR, Inc., a Delaware corporation (“BRFBR”);

B. Riley Capital Management, LLC, a New York limited liability company (“BRCM”)

BRC Partners Management GP, LLC, a Delaware limited liability company (“BRPGP”);

BRC Partners Opportunity Fund, L.P., a Delaware limited partnership (“BRPLP”)

BR Dialectic Capital Management, LLC, a Delaware limited liability Company (“BR Dialectic”)

Dialectic Antithesis Partners LP, a Delaware limited partnership (“Dialectic”)

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each BRFBR, BRCM, BRPGP and BRPLP is:

11100 Santa Monica Blvd. Suite 800

Los Angeles, CA 90025

The principal business address of BRF is:

21255 Burbank Blvd. Suite 400

Woodland Hills, CA 91367

The principal business address of BR Dialectic and Dialectic is:

119 Rowayton Avenue, 2nd Floor, Norwalk, Connecticut 06853

Item 2(c).	Citizenship:

BRF, BRFBR, BRPGP, BRPLP BR Dialectic and Dialectic are organized under the laws of the State of Delaware.

BRCM is organized under the laws of the State of New York.

Item 2(d).	Title of Class of Securities:

Common Stock (the “Common Stock”)

Item 2(e).	CUSIP Number:

747906501

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(a)	Amount Beneficially Owned:

As of the close of business on December 28, 2018, BRPLP beneficially owned 1,493,801 shares of Common Stock. BRPGP is the general partner of BRPLP. BRCM is an investment advisor to BRPLP. As a result, each of BRPGP and BRCM may be deemed to beneficially own the 1,493,801 shares of Common Stock owned directly by BRPLP.

As of the close of business on December 28, 2018, Dialectic beneficially owned 938,092 shares of Common Stock. BR Dialectic is the general partner of Dialectic. BRCM is the parent company of BR Dialectic. As a result, each of BR Dialectic and BRCM may be deemed to beneficially own the 938,092 shares of Common Stock owned directly by Dialectic.

As of the close of business on December 28, 2018, BRFBR, beneficially owns 1,662,696 shares of Common Stock.

BRF, as the parent company of BRFBR and BRCM may be deemed to beneficially own the 4,094,589 shares of Common Stock beneficially owned in the aggregate by BRCM and BRFBR.

The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(b)	Percent of Class:

As of the close of business on December 28, 2018, BRPLP beneficially owns 4.31% of the outstanding shares of Common Stock. BRPGP is the general partner of BRPLP. BRCM is an investment advisor to BRPLP. As a result, each of BRPGP and BRCM may be deemed to beneficially own the shares of Common Stock owned directly by BRPLP.

As of the close of business on December 28, 2018, Dialectic beneficially owns 2.71% of the outstanding shares of Common Stock. BR Dialectic is the general partner of Dialectic. BRCM is an investment advisor to Dialectic and the parent company of BR Dialectic. As a result, each of BR Dialectic and BRCM may be deemed to beneficially own the shares of Common Stock owned directly by Dialectic.

As of the close of business on December 28, 2018, BRFBR, beneficially owns 4.80% of the outstanding shares of Common Stock.

As of the close of business on December 28, 2018, BRF as the parent company of BRFBR and BRCM may be deemed to beneficially own 11.81% of shares of outstanding shares of Common Stock, beneficially owned in the aggregate by BRCM and BRFBR.

These percentages are based on a total of 34,674,000 shares of Common Stock outstanding.

The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See cover page Items 5-9.

(ii)	Shared power to vote or to direct the vote: See cover page Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of: See cover page Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of: See cover page Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not Applicable.

Item 8.	Identification and classification of members of the group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 2018

B. Riley Financial, Inc. by: /s/ Bryant R. Riley Name: Bryant R. Riley Title: Co-Chief Executive Officer

BRC Partners Opportunity Fund, L.P. by: /s/ Bryant R. Riley Name: Bryant R. Riley Title: Chief Investment Officer

BRC Partners Management GP, LLC By: B. Riley Capital Management, LLC, its sole member by: /s/ Bryant R. Riley Name: Bryant R. Riley Title: Chief Executive Officer

B. Riley Capital Management, LLC by: /s/ Bryant R. Riley Name: Bryant R. Riley Title: Chief Executive Officer

B. Riley FBR, Inc. by: /s/ Andy Moore Name: Andy Moore Title: Chief Executive Officer

Dialectic Antithesis Partners, LP by: /s/ John Fichthorn Name: John Fichthorn Title: Portfolio Manager

BR Dialectic Capital Management, LLC By: B. Riley Capital Management, LLC, its sole member by: /s/ Bryant R. Riley Name: Bryant R. Riley Title: Chief Executive Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).